

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

<u>Via Email</u>
Mr. Robert Bondurant
Chief Financial Officer
Martin Midstream GP LLC
The General Partner of Martin Midstream Partners LP
4200 Stone Road
Kilgore, Texas 75662

  Re: Martin Midstream Partners LP
     Form 10-K for Fiscal Year Ended December 31, 2011
     Filed March 5, 2012
     File No. 000-50056

Dear Mr. Bondurant:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Ethan Horowitz

       Ethan Horowitz
       Branch Chief